



16006358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 69180

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2015___ AND ENDING___12/31/2015___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RII Trading, LLC

	OFFICIAL USE ONLY
	165761

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

105 Revere Dr. Unit B

_____
                              (No. and Street)

Northbtrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
_____
                    (Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Suite 4105	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David M. Venkus_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____RII Trading, LLC_____ ,

as of _____December 31_____, 20_15____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RII TRADING, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2015

RII TRADING, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION AND
INDEPENDENT REGISTERED AUDITORS' REPORTS

DECEMBER 31, 2015

CONTENTS

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of R II Trading, LLC

We have audited the accompanying statement of financial condition of R II Trading, LLC (an Illinois LLC) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. R II Trading, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of R II Trading, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 26, 2016

RII TRADING, L.L.C.
(An Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 14,829
Marketable securities, at market value	7,513,778
Options, at fair value	563,868
JBO Preferred Stock	10,000
Fixed Assets less depreciation of 54,587	15,008
Total assets	$ 8,117,483

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to Clearing Organization	$ 5,283,125
Accrued expense	12,638
Options sold short, at fair value	417,648
Securities sold not yet purchased at market	935,817
	6,649,228
Members' capital	1,468,255
Total liabilities & members' capital	$ 8,117,483

The Accompanying Notes to Financial Statements are an integral part of this statement

4

NOTE 1. Organization and Nature of Business

Organization

RII Trading, L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on October 26, 1999. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC). It has been a member of the Chicago Board Options Exchange (CBOE) since 1999. The Company continues to be a member of FINRA. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6). The Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

NOTE 2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements.*

5

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at fair value with the resulting unrealized gains and losses reflected in income. In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at fair value with the resulting unrealized gains and losses reflected currently in income.

Depreciation

Office computer is stated at cost, and is depreciated over a five year life using an accelerated method. Depreciation expense for the year ending was $4,903.00.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

NOTE 3. Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested $ 10,000 in a preferred interest in Goldman Sachs Execution and Clearing LLC. (GSEC). The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing LLC and is exclusive of the preferred stock value of $ 10,000.

RII TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 4. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Financial Statement Presentation and Classification

Fair Value Measurements on a Recurring Basis

As of December 31, 2015

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under					
Federal and other regulations	$14,829				$14,289
Due to clearing organization	(5,283,125)				(5,283,125)
Securities owned, marketable:					
Options	563,868				563,868
Equities	7,513,778				7,513,778
Securities, owned, not readily marketable			10,000		10,000
Securities sold not yet purchase	(1,353,465)				(1,353465)
TOTALS	$1,455,885		$10,000		$1,465,885

Securities owned, not readily marketable, consist of an investment in Class A preferred stock in the Company's clearing broker pursuant to Joint Back Office Agreement. This asset is carried at cost and is classified as Level 3 in the fair value hierarchy.

NOTE 5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Payable
Payable to clearing organizations	$(5,283,125)
	$(5,283,125)

NOTE 6. Financial Instruments

Derivatives financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Premiums and unrealized gains and losses for written and purchased options contracts, are recognized gross in the statement of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivations include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the

Financial Instruments with Off-Balance-Sheet Risk (continued)

Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which the options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of trading strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the company with opportunity to deliver or take delivery of specified futures contracts or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the extent the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash. Securities sold not yet purchased represent obligation of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and CFTC.

Concentrations of Credit Risk

The Company and maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. Deposits held at their clearing firm are not protected by FDIC. The Company is engaged in various

Concentrations of Credit Risk (continued)

trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchanged-traded, whereas the Options Clearing Corporation (the"OCC") and CME act as the counterparties of these specific transactions and, therefor bear the risk of delivery to and from the counterparties. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this risk to be significant.

NOTE 7. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. SC 460 defines guarantees as contacts and indemnification agreements that contingently requires a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, and index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC460. Exchange traded derivatives are guaranteed by the exchange clearing corporation. The Company records all derivate contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Derivative Instrument and Hedging Activities

The Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contracts. The Company's trading activities may involve the use of hedging strategies to reduce directional and non-directional risks. There is no guarantee that the hedging strategies will achieve their desired result. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP. Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or as a component of receivables or payables to clearing broker, and the related realized and unrealized gains or losses associated with these derivatives are recorded on the statement of operations. As of December 31, 2015, the Company's derivative activities had the following impact on the statement of financial condition:

	Gross Asset Derivative a FMV	Gross Liability Derivative at FMV	Notional Value Asset	Notional Value Liability
Contract type				
Equity Option	$563,868	$417,648	$72,188,880	$65,513,592

NOTE 8. Income Taxes

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized. Measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns and to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2015.

NOTE 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the **NOTE 9.** maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).   Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2015 the Company had net capital of $1,039,638 which was $939,638 in excess of its required capital.

NOTE 10. Subsequent Events

FASB Statement No. 165, *Subsequent Events,* as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has valuated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 26, 2016, the date the financial statements were issued.

NOTE 11. Related Party Disclosure

The Company is a single member limited liability company, during the year the member had contributions of $200,000 and withdrawals of $2,000,000. No other related party transactions.